Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

						Six months ended
	Fiscal Year Ended June 30,					December 31,
	2001	2002	2003	2004	2005	2004	2005
EARNINGS:
Income before income tax expense	$59,325	$78,984	$77,660	$46,157	$99,102	$32,551	$80,223
Add: Fixed charges	2,801	2,967	14,375	13,161	12,993	6,454	6,547

Earnings as defined	$62,126	$81,951	$92,035	$59,318	$112,095	$39,005	$86,770

FIXED CHARGES:
Interest expense	$1,263	$1,376	$10,038	$8,663	$8,488	$4,244	$4,253
Amortization of deferred financing fees	—	—	2,542	2,145	2,152	1,080	1,080

Interest expense as reported	1,263	1,376	12,580	10,808	10,640	5,324	5,333
Portion of rent expense as interest	1,538	1,591	1,795	2,353	2,353	1,129	1,214

Fixed charges as defined	$2,801	$2,967	$14,375	$13,161	$12,993	$6,453	$6,547

Ratio of earnings to fixed charges	22.2x	27.6x	6.4x	4.5x	8.6x	6.0x	13.3x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.